[Letterhead]

March 25, 2011

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The PMI Group, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 15, 2011

File No. 001-13664

Dear Mr. Riedler:

This letter responds to the Staff’s letter to The PMI Group, Inc. (“PMI”) and its Chief Executive Officer, L. Stephen Smith, dated March 24, 2011 (and faxed to its General Counsel, Andrew Cameron). In its letter, the Staff provided PMI with a comment on its Preliminary Proxy Statement filed on March 15, 2011. We respectfully address the Staff’s comment below. For your convenience, we have quoted your comment immediately prior to our response.

We have limited our review of the above-referenced preliminary proxy statement to Proposal 6.  Please amend your preliminary proxy statement to discuss any plans you have to issue the shares that would be newly authorized if this proposal is approved.

PMI Response:

In response to the Staff’s comment, we will revise our disclosure in our 2011 definitive Proxy Statement as marked in the following excerpt from the proposal to increase the number of authorized shares of our common stock (the last sentence in the second paragraph) on page 57 of the Preliminary Proxy Statement:

Reasons for the Amendment

…….

The Company has no current ~~specific~~ plans, arrangements or understandings, either written or oral,  for ~~use~~ the issuance of the shares that are the subject of this proposal.

Mr. Jeffrey Riedler
March 25, 2011

*      *      *

PMI acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this letter and for providing PMI with an opportunity to address the Staff’s comments. Should you have any questions, please feel free to contact me at (925) 658-6212 or andrew.cameron@pmigroup.com.

Sincerely,

/s/ Andrew D. Cameron
Andrew D. Cameron
Executive Vice President, General Counsel and Secretary
The PMI Group, Inc.

Cc:  Mr. Michael Rosenthall (via facsimile)
Division of Corporation Finance